STATE FARM MUTUAL FUND TRUST

State Farm Equity Fund

State Farm Small Cap Equity Fund

State Farm International Equity Fund

State Farm S&P 500 Index Fund

State Farm Small Cap Index Fund

State Farm International Index Fund

State Farm Equity and Bond Fund

State Farm Bond Fund

State Farm Tax Advantaged Bond Fund

State Farm Money Market Fund

State Farm LifePath Income Fund

State Farm LifePath 2010 Fund

State Farm LifePath 2020 Fund

State Farm LifePath 2030 Fund

State Farm LifePath 2040 Fund

AMENDED AND RESTATED 12B-1 DISTRIBUTION AND SERVICE PLAN

FOR CLASS A, LEGACY CLASS A, CLASS B, LEGACY CLASS B, CLASS R-1, AND CLASS R-2 SHARES

December 2005

ARTICLE I. THE PLAN

This Amended and Restated Distribution and Service Plan (the “Plan”), which shall become effective May 1, 2006, sets forth the terms and conditions pursuant to which State Farm Mutual Fund Trust (the “Trust”) on behalf of State Farm Equity Fund, State Farm Small Cap Equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, State Farm Money Market Fund, State Farm LifePath Income Fund, State Farm LifePath 2010 Fund, State Farm LifePath 2020 Fund, State Farm LifePath 2030 Fund and State Farm LifePath 2040 Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust, and on behalf of the share classes named above of each such Fund, will, after the effective date hereof, pay certain amounts to State Farm VP Management Corp. (the “Distributor”) in connection with the provision by the Distributor of certain services to the Funds and their shareholders, as set forth herein. In this Plan, each named share class shall be referred to as a “Share Class” and together the share classes shall be referred to as the “Share Classes.” Because the Tax Advantaged Bond Fund does not issue its shares in Class R-1 and Class R-2, any reference to a Share Class or Share Classes in this Plan does not include Class R-1 and Class R-2 of the Tax Advantaged Bond Fund. Payments by a Fund under this Plan may, under Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), be deemed to constitute the financing of distribution by a Fund or its Share Classes. This Plan describes all material aspects of such financing as contemplated by the Rule and shall be administered and interpreted, and implemented and continued, in a manner consistent with the Rule.

ARTICLE II. DISTRIBUTION AND SERVICING EXPENSES

Each Fund shall pay to the Distributor a fee in the amount specified in Article III hereof. Such fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of the Share Classes of the Funds, including, but not limited to the payment of “Distribution Expenses” (as defined below) and, in the case of Class B Shares, the payment of “Servicing Expenses” (as defined below).

Distribution Expenses include, but are not limited to, (a) payment of initial and ongoing commissions and other payments to registered representatives or others who sell each Fund’s shares; (b) compensation to employees of the Distributor; (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of the Distributor incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information; and (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, advertisements and other distribution-related expenses (including personnel, travel and office expenses and equipment of the Distributor). Distribution Expenses also include fees paid by the Distributor to related and unrelated entities for marketing and distribution services, including any of the services listed in this paragraph.

Servicing Expenses include those expenses incurred in connection with the Distributor and its registered representatives’ providing personal services to Trust shareholders, such as: answering routine questions from shareholders concerning the Trust; providing shareholders with information on their investments in the Trust; assisting in the establishment and maintenance of accounts holding Trust shares; explaining the Trust’s investment plans (such as its automatic investment plan and systematic withdrawal plan) and dividend payment options available; and providing such other information and customer liaison services with respect to the maintenance of shareholder accounts as the Trust may reasonably request.

ARTICLE III. MAXIMUM EXPENDITURES

The maximum expenditures to be made by the Share Classes of each Fund pursuant to this Plan, and the basis upon which such expenditures will be made, shall be determined by each such Fund, and, in no event shall such expenditures exceed the following amount of average daily net assets of the named Shares Class for the named Fund:

	Class A	Legacy Class A	Class B	Legacy Class B	Class R-1	Class R-2
Equity Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
Small Cap Equity Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
International Equity Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
S&P 500 Index Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
Small Cap Index Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
International Index Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
Equity and Bond Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
Bond Fund	0.25%	0.25%	0.65%	0.65%	0.50%	0.30%
Tax Advantaged Bond Fund	0.25%	0.25%	0.65%	0.65%	n/a	n/a
Money Market Fund	0.15%	0.15%	0.55%	0.55%	0.40%	0.20%
LifePath Income Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
Lifepath 2010 Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
LifePath 2020 Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
LifePath 2030 Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%
LifePath 2040 Fund	0.25%	0.25%	0.95%	0.65%	0.50%	0.30%

In the case of Class A, Legacy Class A, Legacy Class B, Class R-1 and Class R-2 of all Funds, and in the case of Class B shares of the Bond Fund, Tax Advantaged Bond Fund and the Money Market Fund, the expenditures set forth in the table above shall be used to reimburse the Distributor’s Distribution Expenses. In the case of Class B shares of all Funds other than the Bond Fund, the Tax Advantaged Bond Fund and the Money Market Fund, 0.75% of the average daily net asset value of the Fund shall be used to reimburse the Distributor’s Distribution Expenses and 0.20% of the average daily net asset value of the Fund shall be used to reimburse the Distributor’s Servicing Expenses.

Average daily net assets shall be determined in accordance with the Trust’s prospectus as from time to time in effect. All such expenditures shall be calculated and accrued daily and paid quarterly or at such other intervals as the Board of Trustees of the Trust shall determine. In the event the Distributor is not fully reimbursed for payments made or other expenses incurred by it under this Plan, the Distributor shall be entitled to carry forward such expenses to subsequent fiscal years for submission to the appropriate Share Class of the applicable Fund for payment, subject always to the annual maximum expenditures set forth in this Article III; provided, however, that nothing herein shall prohibit or limit the Board of Trustees from terminating this Plan and all payments hereunder at any time pursuant to Article VIII hereof. While no Fund is liable for unreimbursed distribution expenses, in the event of discontinuation or termination of this Plan as to any Share Class of one or more Funds, the Board of Trustees may consider the appropriateness of having a Share Class of such Fund(s) reimburse the Distributor for the then outstanding carry forward amounts plus interest thereon to the extent permitted by applicable law.

ARTICLE IV. INDIRECT EXPENSES BORNE BY THE FUNDS

It is recognized that the costs of distributing each Fund’s shares may exceed the sum of all sales charges collected on sales of Fund shares and reimbursements made by the Fund pursuant to Article III of this Plan. In view of this, if and to the extent that any investment management, shareholder servicing or other fees paid by a Fund might be considered as indirectly financing any activity that is primarily intended to result in the sale of the Fund’s shares, the payment by that Fund of such fees hereby is authorized under this Plan.

Except as otherwise contemplated by this Plan, the Trust, and each Fund shall not, directly or indirectly, engage in financing any activity that is primarily intended to or should reasonably result in the sale of shares of any Fund.

ARTICLE V. APPROVAL BY BOARD OF TRUSTEES

This Plan shall not take effect with respect to a Share Class of a Fund until it has been approved, together with any related agreements, by votes cast in person at a meeting called for the purpose of voting on this Plan and any such related agreements, of a majority of both (i) the Trustees of the Trust and (ii) those Trustees who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Independent Trustees”). Moreover, this Plan shall not take effect with respect to a Share Class of a Fund until the day when the Share Class of the Fund shares is first offered for sale to the general public.

ARTICLE VI. CONTINUANCE

This Plan and any related agreement shall continue in effect with respect to each Fund until June 30, 2006, and shall continue thereafter in full force and effect for successive periods of up to one year provided such continuance is specifically approved at least annually in the manner provided for in Article V.

ARTICLE VII. INFORMATION

The Distributor shall provide the Board of Trustees and the Board of Trustees, and, in particular, the Independent Trustees, shall review, in the exercise of their fiduciary duties, at least quarterly, a written report of the amounts expended with respect to the Share Classes of each Fund by the Distributor under this Plan and the purposes for which such expenditures were made.

ARTICLE VIII. TERMINATION

This Plan may be terminated with respect to any Fund (a) at any time by vote of a majority of the Independent Trustees, or a majority of the applicable Fund’s outstanding voting shares, or (b) by the Distributor on 60 days’ notice in writing to the applicable Fund(s).

Termination or discontinuance of the Plan with respect to a Share Class of one Fund shall not affect the continued effectiveness of this Plan with respect to another Share Class of the same Fund or with respect to any Share Class of another Fund.

ARTICLE IX. AGREEMENTS

Each agreement with any person relating to implementation of this Plan shall be in writing, and each agreement related to this Plan shall provide:

(a) that, with respect to any Share Class of a Fund, such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of any Share Class of a Fund’s then outstanding shares; and

(b) that such agreement shall terminate automatically in the event of its assignment.

ARTICLE X. AMENDMENTS

This Plan may not be amended to increase materially the maximum amount of the fees payable by any Share Class of a Fund hereunder without the approval of a majority of the outstanding voting shares of the Share Class of the applicable Fund. No material amendment to the Plan shall, in any event, be effective unless it is approved by the Board of Trustees in the same manner as is provided for in Article V.

ARTICLE XI. PRESERVATION OF DOCUMENTS

The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made to the Board of Trustees for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

ARTICLE XII. LIMITATION OF LIABILITY

No series of the Trust shall be responsible for the obligations of any other series of the Trust. All parties hereto are expressly put on notice of the Trust’s Agreement and Declaration of Trust and By-laws and all amendments thereto, and the limitation of officer and trustee liability contained therein. This Agreement has been executed by and on behalf of the Trust by its representatives as such representatives and not individually, and the obligations of the Trust hereunder are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding upon only the assets and property of each respective Fund.

ARTICLE XIII. FUND GOVERNANCE

While this Plan is in effect, the Trust shall meet the Fund governance standards of Rule 0-1(a)(7) of the Act.

ARTICLE XIV. DEFINED TERMS

As used in this Plan, the terms “majority of the outstanding voting shares” shall mean the lesser of: (i) 67% or more of voting shares present, if more than 50% of the outstanding voting shares are present or represented, or (ii) more than 50% of the outstanding voting shares; and the phrase “interested person” shall have the same meaning as that phrase has in the Act.

ARTICLE XX. PRIVACY

Neither the Distributor nor the Trust shall disclose or use nonpublic personal information (as defined in Rule 3(t) of Regulation S-P) provided by the other party, except as necessary to carry out the purposes for which such information is provided, including information that is used in accordance with Rules 14 and 15 of Regulation S-P in the ordinary course of business.

ARTICLE XXI. SEVERABILITY

This Plan is severable for each Share Class of each Fund. Whenever this Plan provides for any action to be taken with respect to the Plan, the action will be taken separately for each Share Class of each Fund affected by the matter.

IN WITNESS WHEREOF, the parties have executed this Amended and Restated 12b-1 Distribution and Service Plan on this 3rd day of January 2006 in Bloomington, Illinois.

State Farm Mutual Fund Trust

By:	/s/ Edward B. Rust, Jr.
	Name:	Edward B. Rust, Jr.
	Title:	President

State Farm VP Management Corp.

By:	/s/ Michael L. Tipsord
	Name:	Michael L. Tipsord
	Title:	Senior Vice President and Treasurer